Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated January 19, 2009, except as to notes 2 and 13, which are as of March 9, 2009, with respect to the combined carve-out financial statements of the bulk liquid storage and liquid feed supplements businesses (Westway Group) of ED&F Man group incorporated by reference in the Registration Statement on Form S-3 Amendment No. 1 and related Prospectus of Westway Group, Inc. (formerly Shermen WSC Acquisition Corp.) for the registration of the sale by certain selling stockholders of shares of its common stock.

/s/ Ernst & Young LLP

Ernst & Young LLP
London, England

5 February 2010